# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calamos Aksia Hedged Strategies Fund, CIK 0002063706
CUSIP: 12811G306
Title of class of securities: Class I Shares
Address of issuer's principal executive offices: 2020 Calamos Ct, Naperville, Illinois (IL), 60563
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002086533

## Reporting persons
- Alexandros Panagiotidis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); sole voting power 138,913; shared voting power 0; sole dispositive power 138,913; shared dispositive power 0; aggregate amount beneficially owned 138,913 (5.9% of the class)
  Comment: The percentage reflected in Row 11 was calculated based on 2,338,164 total shares as of 1/29/26.

## Item 1. Issuer
Name of issuer: Calamos Aksia Hedged Strategies Fund
Address of issuer's principal executive offices: 2020 Calamos Ct Naperville, IL, 60563

## Item 2. Person Filing
Name of person filing: Alexandros Panagiotidis
Address of principal business office or, if none, residence: Kapodistriou Avenue 56, Nea Ionia, Athens 14235, Greece
Citizenship: Greece

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 138,913
Percent of class: 5.9
Sole power to vote or to direct the vote: 138,913
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 138,913
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Alexandros Panagiotidis: /s/ Alexandros Panagiotidis, Self (02/02/2026)